                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)

                            CTI Group (Holdings) Inc.
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                                (Name of Issuer)

                     Common Stock, $.01 par value per share
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                         (Title of Class of Securities)

                                    126431105
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                                 (CUSIP Number)

                              Barry J. Siegel, Esq.
                   Klehr, Harrison, Harvey, Branzburg & Ellers
                               1401 Walnut Street
                             Philadelphia, PA 19102
                                 (215) 568-6060
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 2, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.













                        (Continued on following page(s))

                                   Page 1 of 6
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CUSIP No. 126431105                                      Page 2 of 6 Pages
--------------------                                     ----------------------

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1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        John Perri
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a)   /  /

                                                           (b)  /  /
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3       SEC USE ONLY

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4       SOURCE OF FUNDS*

        OO
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                /  /
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6       CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.
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                          7       SOLE VOTING POWER
NUMBER OF
SHARES                            379,147
BENEFICIALLY              -------------------------------------------
OWNED BY                  8       SHARED VOTING POWER
EACH
REPORTING                          N/A
PERSON                    -------------------------------------------
WITH                      9        SOLE DISPOSITIVE POWER

                                   379,147
                          -------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                  N/A
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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        379,147
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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*                                /  /
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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        6.0%
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14      TYPE OF REPORTING PERSON*

        IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT

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CUSIP No. 126431105                                      Page 3 of 6 Pages
--------------------                                     ----------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                  Statement of
                      Reporting Persons (as defined below)

                        Pursuant to Section 13(d) of the
                         Securities Exchange Act of 1934

                                  in respect of

                           CTI GROUP (HOLDINGS), INC.

         This Report filed by John Perri ("Perri") is this initial filing on
Schedule 13D with respect to the common stock, $0.1 par value per share (the "Common Stock"), of CTI Group (Holdings) Inc. (the "Company").

         The descriptions contained in this Report of certain agreements and documents are qualified in their entirety by reference to the completed text of such agreements and documents filed as Exhibits hereto.

Item 1. Security and Issuer

         The class of equity securities to which this statement relates is the Common Stock of the Company. The principal executive office of the Company is located 901 S. Trooper Road, P.O. Box 80360, Valley Forge, Pennsylvania 19484.

Item 2. Identity and Background

         Perri is the President of CTI Soft-Com Inc. ("Subsidiary"), a telemanagement company and wholly-owned subsidiary of the Company. Perri's business address is the address of the Subsidiary, 140 W. 22nd Street, New York, New York 10011. Perri is a citizen of the United States of America.

         During the last five years, Perri has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in, or subject Perri to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds and Other Consideration.

         On December 16, 1996, the Company, the Subsidiary, Soft-Com Inc. ("Target") and Perri executed an Agreement and Plan of Merger (the "Agreement") pursuant to which Target was merged with and into the Subsidiary on or about January 2, 1997 (the "Merger"). Pursuant to the Merger, all outstanding shares of common stock of Target were canceled and converted into a right to receive an aggregate of 795,000 shares of Common Stock. Of that aggregate amount, 379,147 shares of Common Stock were issued to Perri on or about January 2, 1997. In addition, Perri shall receive options to purchase 100,000 shares of Common Stock at a purchase price determined in accordance with the Company's stock option plan. One third of such options will vest and become exercisable on each of the first, second and third anniversary dates of their grant and all such options shall expire on December 16, 2006.

--------------------                                     ----------------------
CUSIP No. 126431105                                      Page 4 of 6 Pages
--------------------                                     ----------------------

Item 4. Purpose of Transaction.

         Perri currently intends to hold the shares of Common Stock received in the Merger for investment purposes, but may sell shares of Common Stock from time to time pursuant to the rights granted under the Registration Rights Agreement (as defined in Item 6 below) or otherwise. In addition, Perri may purchase shares of Common Stock from time to time, but has no current intention to do so.

         Pursuant to the Agreement, Perri was appointed to the Company's Board of Directors. In addition, pursuant to an employment agreement entered into in connection with the Merger, Perri will be employed from January 2, 1997 until March 31, 2000 as the President of the Subsidiary.

         Except as described above, Perri does not have any present plans or proposals which relate to, or would result in: (a) an acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Company of any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) any changes in the Company's charter, by-laws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) a class of securities of the Company to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to the Securities Act of 1933, as amended (the "Act"); or
(j) any action similar to those enumerated above.

         Perri intends to review continually the Company's business affairs and financial condition, as well as conditions in the securities markets, general economic and industry conditions, his personal financial condition, and other investment opportunities available to him. Depending on his assessment of these factors from time to time, Perri may change his present intentions from those stated above.


Item 5. Interest in Securities of the Issuer.

(a-b) As of the date hereof, Perri is the beneficial owner of, and has sole voting and dispositive power with respect to 379,147 shares of Common Stock, which shares constitute 6.0% of the issued and outstanding shares of Common Stock.

(c) On January 2, 1997, pursuant to the Merger, Perri received 379,147 shares of Common Stock in exchange for all of his outstanding shares of the capital stock of Target.

(d) No persons, other than Perri, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock acquired by Perri.

(e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Contemporaneous with the closing of the transactions contemplated by the Agreement on January 2, 1997, the Company entered into a Registration Rights Agreement (the "Registration Rights Agreement") with Perri, pursuant to which the Company has granted certain registration rights to Perri. More specifically,
(i) in the event the Company proposes to register any additional shares of Common Stock pursuant to the provisions of the Act, the Company is obligated to register the resale of Perri's shares of Common Stock, subject to certain exceptions and (ii) in the event that on January 2, 2000, 25% of the aggregate shares of Common Stock issued pursuant to the Merger have not been registered

--------------------                                     ----------------------
CUSIP No. 126431105                                      Page 5 of 6 Pages
--------------------                                     ----------------------

for resale under the Act, upon the demand of the holders of such unregistered shares, the Company is obligated to register the resale of such shares of Common Stock, including Perri's shares of Common Stock, pursuant to the provisions of the Act.

Item 7. Material to be Filed as Exhibits.

        1. Agreement and Plan of Merger, dated as of December 16, 1996, by and among the Company, the Subsidiary, Target and Perri (without exhibits and schedules).

        2. Registration Rights Agreement, dated as of January 2, 1997, by and between CTI Group (Holdings) Inc. and John Perri.

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CUSIP No. 126431105                                      Page 6 of 6 Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   Date: January 13, 1997


                                   /s/ John Perri
                                   --------------------------------
                                   John Perri